UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	American Capital Income, Ltd.

Address of Principal Business Office:	2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

Telephone Number:	(301) 272-9978

Name and Address of Agent	Samuel A. Flax
For Service of Process:	Executive Vice President and Secretary
American Capital Income, Ltd.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814
The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.
SIGNATURE
Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of Bethesda and the State of Maryland on the 30th day of September, 2015.

AMERICAN CAPITAL INCOME, LTD.

By:	/s/ Samuel A. Flax
Name:	Samuel A. Flax
Title:	Executive Vice President and Secretary

Attest:	/s/ John R. Erickson
Name:	John R. Erickson
Title:	Executive Vice President and Chief Financial Officer